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                            April 16, 2024

       Neil J. Laird
       Chief Financial Officer
       NovAccess Global Inc.
       8584 E. Washington Street
       No 127
       Chagrin Falls, OH 44023

                                                        Re: NovAccess Global
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No 000-29621

       Dear Neil J. Laird:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 9A. Controls and Procedures

       Management's Annual Report on Internal Controls Over Financial Reporting, page 20

   1. Plese amend your filing to provide management's conclusion about the Company's
                                                        Internal Controls Over
Financial Reporting. The existing conclusion is for the Company's
                                                        Disclosure Controls and
Procedures.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Neil J. Laird
NovAccess Global Inc.
April 16, 2024
Page 2



       Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameNeil J. Laird                          Sincerely,
Comapany NameNovAccess Global Inc.
                                                         Division of
Corporation Finance
April 16, 2024 Page 2                                    Office of Life
Sciences
FirstName LastName